EXHIBIT (a)(1)(x)

FORM OF E-MAIL COMMUNICATION TO REJECTED
TENDERING HUMAN GENOME SCIENCES, INC. OPTIONHOLDERS

To:	[Name of Tendering Human Genome Sciences, Inc. Optionholder]
From:	Dawn Yager, Associate Director of Compensation and Benefits
Date:	[Date of transmission]
Re:	Rejected Election Form for Stock Option Exchange Program

     Unfortunately, your Election Form regarding the stock option exchange program was either inaccurate or incomplete and was not accepted. [Reasons for rejection to be described]. If you wish to participate in the stock option exchange program, please complete and execute the attached Election Form and send it as soon as possible to my attention by hand, interoffice mail, facsimile (301-517-8830) or regular or overnight mail. If you use regular or overnight mail, send it to Human Resources Department, Human Genome Sciences, Inc., 14200 Shady Grove Road, Rockville, Maryland 20850-7464, Attn: Dawn Yager.

     The Election Form must be received by the Human Resources Department before 12:00 Midnight, Eastern Time, on July 9, 2004, (unless the offer is extended by Human Genome Sciences). Delivery of this Election Form by e-mail is not a valid means of accepting this offer. Attempts to submit this Election Form by e-mail will be not be accepted. Please ensure that you receive an e-mailed confirmation from us after you submit your Election Form.

     If I do not receive an accurate and complete Election Form from you before the deadline, all stock options currently held by you with an exercise price of at least $35.00 per share will remain intact at their original price and original terms.

     If you have questions about the Offer to Exchange or the Election Form, please send your question(s) to our internal e-mail address, Option_Exchange@hgsi.com, and a response will be delivered back to you.